SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. _________)*

JUNIPER CONTENT CORPORATION

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

48203W 103

(CUSIP Number)

January 19, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48203W 103	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Robert B. Becker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) 9 (b) 9
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 350,000 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 350,000 Shares
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.4%[1]
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1

1. Holders of 485,500 shares of the Issuer’s common stock have requested to exercise their conversion rights in connection with the Issuer’s merger with Firestone Communications, Inc.  If such shares are redeemed by the Issuer, Mr. Becker would beneficially own 5.9% of the Issuer’s outstanding securities.

CUSIP No. 48203W 103	Page 3 of 6 Pages

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).

Name of Issuer:

Juniper Content Corporation. (“Issuer”)

Item 1(b.)

Address of Issuer’s Principal Executive Offices:

56 West 45th Street, Suite 805, New York, New York 10036

Item 2(a).

Name of Persons Filing:

Robert B. Becker (“Becker”)

Item 2(b).

Address of Principal Business Office or, if None, Residence:

The principal business address of Becker is 56 West 45th Street, Suite 805, New York, New York 10036

Item 2(c).

Citizenship:

Becker is a United States citizen

Item 2(d).

Title of Class of Securities:

Common Stock, par value $.0001 per share

Item 2(e).

CUSIP Number:

4820W 103

Item 3.

If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)

Broker or dealer registered under Section 15 of the Exchange Act;

(b)

Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)

Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)

Investment company registered under Section 8 of the Investment Company Act;

(e)

An investment adviser in accordance with Rule 13d-1(b)(ii)(E);

(f)

An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)

(h)

A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 48203W 103	13G	Page 4 of 6 Pages

Item 4.

Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Becker beneficially owns 350,000 shares of common stock, representing shares of common stock issuable upon exercise of 175,000 Class W Warrants and 175,000 Class Z Warrants that are presently exercisable.

(b)

Percent of Class:

5.4%2

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

350,000 shares of common stock.

(ii)

Shared power to vote or to direct the vote:

0 shares of common stock

(iii)

Sole power to dispose or to direct the disposition of:

350,000 shares of common stock.

(iv)

Shared power to dispose or to direct the disposition of:

0 shares of common stock

Instruction:  For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.

Identification and Classification of Members of the Group.

None.

___________________________

2. Holders of 485,500 shares of the Issuer’s common stock have requested to exercise their conversion rights in connection with the Issuer’s merger with Firestone Communications, Inc.  If such shares are redeemed by the Issuer, Mr. Becker would beneficially own 5.9% of the Issuer’s outstanding securities.

CUSIP No. 48203W 103	13G	Page 5 of 6 Pages

Item 9.

Notice of Dissolution of Group.

None.

Item 10.

Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 48203W 103	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2007

/s/ Robert B. Becker

Robert B. Becker